19 November 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Investor Briefing Day – Commitment to Growth, lodged with the Australian Stock Exchange on 19 November 2003;
- Commitment to Growth – K Spence, lodged with the Australian Stock Exchange on 19 November 2003;
- Exploration Strategy – A Kantsler, lodged with the Australian Stock Exchange on 19 November 2003;
- Business Development – D Bailey, lodged with the Australian Stock Exchange on 19 November 2003;
- Gas Strategy – D Maxwell, lodged with the Australian Stock Exchange on 19 November 2003;
- Australian Gas – D Maxwell, lodged with the Australian Stock Exchange on 19 November 2003;
- Australian Oil – D Clegg, lodged with the Australian Stock Exchange on 19 November 2003;
- America – A Kantsler, lodged with the Australian Stock Exchange on 19 November 2003;
- Africa – I Jackson, lodged with the Australian Stock Exchange on 19 November 2003;
- Wrap-up – Panel Discussion – K Spence, lodged with the Australian Stock Exchange on 19 November 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

K Rees

dlw 12/4

**Katrina Rees**
**Assistant Secretariat Officer**

19 November 2003

03 DEC -2 AM 7:21

WOODSIDE

AUSTRALIAN ENERGY

**WOODSIDE PETROLEUM LTD.**
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

## WOODSIDE INVESTOR BRIEFING DAY "COMMITMENT TO GROWTH"

Woodside Petroleum Ltd. will today host a briefing for institutional investors, analysts and journalists, from 9.00am until 12.30pm (AESST). A copy of the following presentations will be lodged with the ASX subsequent to this release:

| | Topic | Speaker |
|---|---|---|
| 1. | Commitment To Growth | Keith Spence, Acting CEO |
| 2. | Exploration Strategy | Dr. Agu Kantsler, Director, New Ventures |
| 3. | Business Development | Doug Bailey, Chief Financial Officer |
| 4. | Gas Strategy | David Maxwell, Director, Gas Business Unit |
| 5. | Australian Gas | David Maxwell, Director, Gas Business Unit |
| 6. | Australian Oil | Duncan Clegg, Acting Director, Oil Business Unit |
| 7. | America | Agu Kantsler, Director |
| 8. | Africa | Ian Jackson, Director, Africa Business Unit |
| 9. | Wrap-up – Panel discussion | Keith Spence, Acting CEO |

A colour copy of the presentations will be available on the Woodside website www.woodside.com.au. A live video and audio webcast will also be available from 9.00am (AESST). An archived recording of the webcast can be accessed via a link on our website from 4:00pm (AESST).


**MEDIA INQUIRIES**
**Woodside Energy Ltd.**
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

**INVESTMENT INQUIRIES**
**Woodside Energy Ltd.**
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

# Woodside Petroleum Ltd.

## Commitment To Growth

**19 November 2003**

**Keith Spence**

**Acting CEO**

WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Woodside Leadership Team



David Maxwell
Gas business



Duncan Clegg
Oil business



Steve Ollerearnshaw
NWS venture



Ian Jackson
Africa business



Agu Kantsler
New ventures



Keith Spence
Acting CEO



Doug Bailey
Finance



Ian Fraser
People



David Martin
Legal



Andrew Maiden
Services

# Format

- Re-affirm our strategy - Keith Spence
- Detail three elements of that strategy
  - Exploration - Agu Kantsler
  - Business Development - Doug Bailey
  - Gas Strategy - David Maxwell
- Outline growth strategies for our three regional areas
  - Australia - David Maxwell
    - Duncan Clegg
  - America - Agu Kantsler
  - Africa - Ian Jackson
- Close with a Q & A panel session - Panel

# Australia's Premier E&P Company

- Long life reserves
- Highly productive reservoirs
- Track record of growing our reserve base

**2002 PRODUCTION**
64.2 MMboe or ~176,000 boe/d


Domgas
LPG
LNG
Oil
Condensate

**2002 PROBABLE RESERVES**
1,304 MMboe


Oil
Gas
Condensate

WOODSIDE

Source: Woodside 2002 Annual Report

# Australia's Premier E&P Company

- High quality assets with low political risk



- The only mid-cap E&P with LNG export operations.


L N G

WOODSIDE

# Strong Cash Flow Funds Dividends & Developments



A$Bn
5
4
3
2
1
-
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Projected Funds Available (A$Bn@55% gearing)
Gearing (%)


* Note: Strong cashflow can support project development while not exceeding gearing of 55%. Green bars show cumulative funding in each year after financing existing business, ongoing exploration and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area, Chinguetti, Egret, Mutineer Exeter, Kuda Tasi / Jahal and Blacktip). Projection does not include development scenarios for New Ventures. Projection is based on following oil price assumptions: 2003 US$30.61, 2004 US$26.00, 2005 US$25.00, 2006 US$25.00, and 2007 onwards US$22.00. A$/US$ Exchange rate: 2003 $0.64, 2004 $0.63, 2005 $0.62, 2006 $0.61, and 2007 onwards $0.64.
* Assumes dividend payout ratio of 60%.
* Calculations reflect "Successful Efforts" exploration accounting policy.

# Balanced Portfolio, Large Opportunity Pipeline



Production Projection
MMBoe
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
NWSV T1-4
Ohanet
Blacktip
Kuda Tasi / Jahal
NWSV Oil
Train 5
Enfield Area
Chinguetti
Laminaria
Otway
Egret
New Ventures
Legendre
Sunrise LNG
Mutineer Exeter


WOODSIDE

# Woodside's Strategic Objectives

- Deliver top quartile total shareholder return
- Pay dividends and grow as an E&P focussed company
- Build on Australian business and grow internationally


Africa
Australia &
Asia
America
Exploration Acreage
Developments : Existing & Planned
Major Markets : Existing

WOODSIDE

# Three Horizons to Growth

***Horizon 1 - Building our existing business***

- Producing More
- Lowering Costs
- Building Hubs

***Horizon 2 - Driving our discoveries to value***

- Front end loading – "Getting it Right"
- Capital Stewardship – "On Time, On Budget"

***Horizon 3 - Creating new business***

- Accessing new reserves through a balance of exploration and business development

# Horizon 1 – Building Our Existing Business

Building on Success

- Sustain high performance in operations
- Grow around existing infrastructure
- Capture short term production enhancement
- Relentless focus on cost



Production Projection
MMBoe
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3
Horizon 2
Horizon 1
NWSV T1-4
NWSV Oil
Laminaria
Legendre
Ohanet


WOODSIDE

# Horizon 2 – Driving Discoveries to Value

Over 100 million barrels by 2007, through:

- Capturing markets for Australian Gas and LNG
- Creating new hubs

whilst ensuring:

- Investment discipline
- Front end loading
- Capital stewardship



Production Projection
MMBoe
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3
Horizon 2
Horizon 1
Train 5
Otway
Sunrise LNG
Blacktip
Enfield Area
Egret
Mutineer Exeter
Kuda Tasi/Jahal
Chinguetti


WOODSIDE

# Horizon 3 – Creating New Business

Discover new reserves

- Grow position in proven hydrocarbon provinces
- Maintain an evergreen portfolio in frontier deepwater acreage

Acquire new reserves

- Focus on value
- Utilise our expertise in new areas



Horizon 3
MMBoe
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
2008
2009
2010


WOODSIDE

# Capacity to Deliver - People

- Extensive and diverse experience
- Strong culture of Health Safety and Environment
- Successful track record



O International experience of Woodside staff

# Capacity to Deliver - Competitive Strength

- LNG Venture Operations
- FPSO Technology
- Field Development Planning
- Marketing
- Leading edge exploration





FPSO : Floating Production Storage and Offtake

# Capacity to Deliver - Financial Strength

- Strong balance sheet
- Proven track record of growth

| Annualised growth rates in percent pa | 1992 - 2002 |
|---|---|
| Production | 12% |
| Earnings per share | 28% |
| Dividends per share | 23% |
| Return on average capital employed | 16% |
| Cash flow | 19% |
| Share price | 14% |
| Average Total Shareholder Return | 17%[1] |

WOODSIDE

[1] Source : Bloomberg, 10yr TSR with gross dividend re-invested

# Commitment to Growth

- Deliver top quartile Total Shareholder Returns
- Balanced growth across three horizons
- Three regional focus area
- Capacity to deliver


MMBoe
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
2008
2009
2010



# What's Next?

Detail three elements of that strategy

| | |
|---|---|
| Exploration Strategy | - Agu Kantsler |
| Business Development | - Doug Bailey |
| Gas Strategy | - David Maxwell |

# Exploration Strategy

## Commitment to Growth

19 November 2003

Dr. Agu Kantsler

Director, New Ventures

WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Horizon 3 – Creating new business

- Exploration's role is to discover reserves to create new business
- Targeting 1.2 billion boe's over the next 10yrs
- Need to invest now to ensure continued growth
- Woodside's exploration strategy is to leverage core competencies in a balanced portfolio approach



Horizon 3
MMBoe
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
2008
2009
2010

# Woodside's Competitive Advantage

- Australian Identity
  - Neutral, few historical issues, welcome in Middle East and North Africa
- Competencies
  - Subsurface skills
  - Leading offshore E&P Operator (FPSO's)
  - Gas expertise, including LNG
  - Drilling
  - Subsea completions
  - Operations



- Size
  - Mid-cap independent, non-threatening to many host governments or super majors
- Strong Balance Sheet
- Opportunity Set
  - Can exploit niches not immediate focus of super majors

# Woodside's International Capability


A. Kantsler, PhD
Director
New Ventures
Ex-Shell
12 yrs - Australia
4 yrs - Nigeria
4 yrs - North Sea (Dutch)
3 yrs - Indonesia
P. Moore, PhD
Manager
Technology
Ex-Exxon
16 yrs - Australia
1 yr - Chad / Niger
2 yrs - USA
40 Geoscientists – 50% NV support
50% other BUs
S. Hall, MSc
Manager
Commercial
Ex-Amerada Hess
11 yrs - Australia
5 yrs - North Sea
A. Keel, MSc MBA
CEO (elect)
USA
Ex-Mariner
21 yrs - USA
12 Geoscientists
P. Grant, BSc
Manager
International
Ex-BHP
15 yrs - Australia
3 yrs - UK
1 yr - Sarawak
2 yrs - Burma
1 yr - Yemen
1 yr - Brunei
2 yrs - Nigeria
3 yrs - Algeria
10 Geoscientists
S. Brown, BSc (Hons)
Ex-Shell
4 yrs - Australia
2 yrs - Iran
3.5 yrs - Syria
3 yrs - Turkey
4.5 yrs - UK
2 yrs - Angola
2 yrs - Kazakhstan
M. Hession, PhD
Manager
North Africa
Ex-BP
5 yrs - Australia
5 yrs - Azerbaijan
3 yrs - Ind /Vietnam
1.5 yrs - USA
1.5 yrs - Norway
1 yr - UK
8 Geoscientists
A. Bint, PhD
Ex-Sohio
19 yrs - Australia
2 yrs - US
M. Fischer, PhD
Manager
West Africa
Ex-BP
8 yrs - Australia
4 yrs - UK
4 yrs - PNG
0.5 yrs - Spain
3 yrs - China
10 Geoscientists
I. Boserio, BSc (Hons)
Manager
Australia
Shell
7 yrs - Australia
3 yrs - UK
2 yrs - India
5 yrs - Oman
4 yrs - Indonesia
29 Geoscientists

WOODSIDE

# Woodside's International Presence


Africa
Australia &
Asia
America
Exploration Acreage
Developments : Existing & Planned
Major Markets : Existing

- **Recent strategy is thematic, based on matching capabilities with opportunities**

# Matching Capabilities with Opportunities

Making strategic choices:

**Woodside's Profile**

- Strong Australian Position
- Offshore Operator
- Technology Driven
- Mid-cap Independent

**Global Opportunity Portfolio**

- Frontier Onshore/shelf
- Frontier Deepwater (Mauritania, Kenya)
- Proven Onshore/shelf (Australia, Algeria)
- Proven Deepwater (GoM)
- Inefficient Production
- Efficient Production
- Long Term Gas

**Exploration Focus**

- Australian Heartland
- International Proven Provinces
- International Frontier Deepwater

# Strategy for "Organic Growth"

We will pursue strategic themes:

| | |
|---|---|
| **Australia** | • Tie back opportunities<br>• Selected longer term gas opportunities |
| **International Proven Provinces** | • Focus on existing positions (GOM, Algeria, Libya)<br>• Grow from these initial positions<br>• Develop other entry options |
| **International Frontier Deepwater** | • Maintain an evergreen portfolio of low entry cost, phased options<br>• Mauritania, Canary Islands, Kenya, |

Nothing existing

WOODSIDE

# Achieving a Balanced Portfolio

No one strategic theme has all the characteristics .......

It is essential to maintain a balance of risk & reward while providing exposure to growth.

Currently expecting activity in
- 75% Proven, 25% Frontier
- 60% Oil, 40% Gas
- 60% OECD Countries



Hydrocarbon Fundamentals
Upside
Entry Cost
Financial Scale
Time to payback
Political Risk
Equity/Acreage
Competition
0
1
4
5
Australia
International Proven
International Frontier
1 Unfavourable
5 Favourable


....... balance is achieved by a combination of the 3 chosen themes

# Australian Heartland

## Woodside's core business



In depth knowledge

... target the best opportunities

Strong existing position

... limited oil potential

Economically attractive

... but lower probability of success

Selective competition

... but limited in Woodside's heartland

Growth by acquisition

... can deliver reserves and production

WOODSIDE

# International Proven Provinces

**A mature international business .....**


Proven Hydrocarbon Provinces
Existing Business

Low technical risk
... moderate upside
Higher entry cost
... and ongoing expenditure
Existing infrastructure
... earlier cashflow
Generally lower commercial risk
Intense competition
... lower equity and acreage positions
Growth by acquisition
... can deliver reserves and production

**....... provides the ability to grow from an initial position**

WOODSIDE

# International Frontier & Deepwater

Emerging opportunities.....



Frontier Deepwater Province
Existing Business
Relinquished


Higher technical risk
... significant upside
Lower entry cost
... and early exit options
Limited infrastructure
... generally longer time to payback
Generally higher commercial
... and country/political risk
Less competition
... higher equity / acreage positions

....... will be accessed via an active portfolio approach
(5-7 opportunities with turnover)

WOODSIDE

# 2004 Exploration Focus

## Australia

Tie-back opportunities to existing or planned facilities

- Drill where technical risk minimised
- De-risk other high potential areas

Selected longer term gas opportunities

## International - Frontier

Mauritania

- Timely exploration to maximise Chinguetti value and establish new development "hubs"

Canaries

- Early test of prospectivity, drill country's first exploration well

Kenya

- Assess merit of acquiring regional 3D seismic

Build a portfolio of frontier opportunities

## International – Proven Basins

Gulf of Mexico

- Shelf: drill in Texas and build acreage position in Louisiana
- Deepwater: build acreage position and mature portfolio.

North Africa

- Drill in Algeria
- Expand Algerian portfolio

# 2004 Exploration Plan



| Totals | 2003 Forecast | 2004 Planned |
|---|---|---|
| Exploration Wells | 21 | 15 |

| GoM Shelf | 2003 Forecast | 2004 Planned |
|---|---|---|
| Exploration Wells | 4 | 4 |

| North Africa | 2003 Actual | 2004 Planned |
|---|---|---|
| Exploration Wells | 0 | 2 |

| Australia | 2003 Actual | 2004 Planned |
|---|---|---|
| Exploration Wells | 14 | 6 |

| GoM Deepwater | 2003 Actual | 2004 Planned |
|---|---|---|
| Exploration Wells | 1 | 1 |

| West Africa | 2003 Forecast | 2004 Planned |
|---|---|---|
| Exploration Wells | 2 | 2 |

## Expected Exploration Spend


International 6%
GoM Deepwater 13%
GoM Shelf 28%
North Africa 16%
West Africa 16%
Australia 21%

WOODSIDE

# Australian Exploration in 2004 : A year of rebuilding the portfolio

- Several New 3D Datasets and Studies will lead to 10+ well proposals


Demeter hi-fi 3D will underpin new NWSV developments and gas exploration
Re-invigorate Laminaria Play (Studies, Reprocessing, 3D)
Advanced amplitude work on single reprocessed version of 3 x 3D datasets. 4D acquired over Enfield
Mapping of entire Shipwreck Trough after 2 new 3Ds in new permits north and south of Geographe / Thylacine permits
Woodside Interests
120°E
140°E
kilometres
Datum: WGS 1984

# Exploration Drilling in 2004 : Focus on near-field opportunities



WA-191-P (8%)
2 wells around
Exeter / Mutineer
AC/P8 (85%)
Well near
Laminaria?
WA-313-P (54%)
Well near Blacktip?
to supply developing
NT gas market
Exmouth (50-100%)
2-4 wells
Woodside Interests
Kilometres


WOODSIDE

# Demeter Hi-Fi 3D Survey (3500km²) : Unlocking further value from the NWSV



Australia
116°E
117°E
-19°30'S
19°30'S
20°S
MUTINEER
EXETER/MUTINEER
EXETER
WA-191-P (1)
HERMES
LAMBERT
EGRET
ANGEL
WA-1-P (1)
TALISMAN
PERSEUS
SEARIPPLE
N.RANKIN
MONTAGUE
NRA
COSSACK
COSSACK
FORESTIER
GOODWYN
GWA
GAEA/
ISHMAEL
WANAEA
LEGENDRE
LEGENDRE
ECHO/YODEL
ECHO/
YODEL
WA-208-P
DIXON
HAYCOCK
SAGE
SAFFRON
WILCOX
CHERRING
REINDEER
WANDOO
WANDOO
HAMPTON
CORVUS
0
25
kilometres
Datum: WGS84
Legend:
Woodside Operator
Woodside Participant
Gas Fields
Oil Fields
Prospects
Facilities
Pipelines


WOODSIDE

# Exmouth Area : 2-4 exploration wells



WA-335-P
Kilometres
Datum: WGS 1984
RESOLUTION
WA-255-P (2)
(BHPB 50%
WEL 50%)
Eskdale Updip
NOVARA
Panther
Nimbus
VINCENT
Stainton
STYBARROW
Grasmoor
Indian
Knott/
Tiger
Cimatti
Parilla
Dragonfly
RAVENSWORTH
ENFIELD
PYRENEES
MACEDON
SCAFELL
LAVERDA
Bultaco
Triumph
WA-271-P
(WEL 100%)
Dondolina
Astore
Condor
Falcone North
Falcone South
WA-322-P
WA-329-P
WA-284-P
WA-155-P (1)
WA-12-R
TP/9
EP 342 (2)
Marine Park
Legend
Oil Fields
Gas Fields
Leads / Prospects
Woodside Permit Interests


WOODSIDE

# Exmouth Area: Condor Prospect Frontier Potential


Top reservoir
Near Stack
Far Stack

# Canaries : Frontier Deepwater



N
0
50 Km
Canary Islands
Volcanics
Salt diapirs
Main prospects
Secondary prospects
2000 m
1000 m
1000 m
2000 m
Morocco


WOODSIDE

# Canaries : 2003 3D Seismic



# Kenya : Frontier Shelf & Deepwater

- Low cost entry to under-explored frontier
- Woodside 40-50% and operator in seven blocks (70,000 sq km)
- 7,000km 2D seismic acquired in 2003
- Staged approach – can exit in Q4 2004, prior to decision to drill
- Variety of leads (50 million to 1 billion barrel potential)



Lead B
Lead C
Lamu
Malindi
Lead 7
Lead 12
Simba 1
Lead H
Mombasa
Lead J
Lead L


WOODSIDE

# Kenya : Regional Seismic

**Extension** ⟷ **Inversion structures**

**Simba-Pemba High** **Davy-Walu Ridge**



2.00
3.00
4.00
5.00
6.00


Assume WS agreed to disclose, in the end

# Exploration Track Record



WEL Share Cumulative Total BOE 1998 - 2003
WEL Share BOE Expectation
WEL Share BOE Discovered
Cumulative BOE (mmbbls)
0
200
400
600
Jaubert
Vincent
Enfield
Brecknock South
Laverda
Kuda Tassi
Chinguetti
Thylacine
Geographe
Blacktip
Banda oil & gas
Stybarrow
Neptune-5
Oil
Gas
Long Term Gas


........we have the capability to deliver

WOODSIDE

82.2280

# Business Development

## Commitment to Growth

19 November 2003

**Doug Bailey**

Chief Financial Officer

WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Presentation Outline

1) Growth Track Record
2) Peer Group Analysis
3) Business Development Strategy
4) Funding Capability

# Woodside Reserve Growth



Hydrocarbons [MMboe]
1400
1200
1000
800
600
400
1992
1994
1996
1998
2000
2002
Gas
Condensate
Oil


- Woodside has been able to deliver outstanding growth through exploration success
- and continues to evaluate acquisition opportunities
- Acquisitions can add value through the leverage of our skills base in new areas
- Can also acquire new competencies that can be used in existing business

WOODSIDE

# Business Development – Peer Group Analysis



Reserve Replacement Analysis - 5yr Average
US$/boe
18
16
14
12
10
8
6
4
2
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
OXY
WPL
NXY
APA
CNQ
BR
EOG
OEI
ECA
TLM
PXD
DVN
APC
UCL
PPP
NFX
% Reserves Replaced by Acquisition


For company ticker identification refer to appendix

Source: JS Herold, Inc.

# Business Development – Peer Group Analysis

Reserve Replacement Analysis - 5yr Average



18
16
14
12
10
8
6
4
2
0
US$/boe
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
OXY
WPL
NXY
APA
CNQ
BR
EOG
OEI
ECA
TLM
PXD
DVN
APC
UCL
PPP
NFX
Acquisition Cost
% Reserves Replaced by Acquisition


WOODSIDE

Source: JS Herold, Inc.

# Business Development – Peer Group Analysis



Reserve Replacement Analysis - 5yr Average
US$/boe
18
16
14
12
10
8
6
4
2
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
OXY
WPL
NXY
APA
CNQ
BR
EOG
OEI
ECA
TLM
PXD
DVN
APC
UCL
PPP
NFX
Acquisition Cost
Finding & Development Cost
% Reserves Replaced by Acquisition


WOODSIDE

Source: JS Herold, Inc.

# Business Development – Peer Group Analysis



Reserve Replacement Analysis - 5yr Average
US$/boe
18
16
14
12
10
8
6
4
2
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
OXY
WPL
NXY
APA
CNQ
BR
EOG
OEI
ECA
TLM
PXD
DVN
APC
UCL
PPP
NFX
Reserve Replacement Cost
Acquisition Cost
Finding & Development Cost
% Reserves Replaced by Acquisition


- Acquisitions can be more cost effective than Exploration and Development.
- Acquisitions provide a valuable tool to complement exploration, provided a disciplined, value based approach is taken.

Source: JS Herold, Inc.

# Horizon 3 - Business Development : Drivers

**Value Focused**

- Only value accretive, strategically sound acquisition opportunities will be acted upon.

**Leverage Competencies**

- Woodside seeks to leverage its skill base in FPSO and Deep Water Operations, Gas Processing, Marketing, and Exploration to create further value.

**Synergistic**

- Focus areas. Either reduced cost base because of proximity to existing operations or building capability.



MMBoe
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3

# Horizon 3 - Business Development : Process

**Disciplined**

- Woodside uses strict financial criteria based on long term commodity prices. Stress tests also ensure only economically robust projects are taken forward.

**Capability**

- Woodside uses an experienced, due diligence team, backed by expert technical and commercial consultants providing specialised expertise, where required.



Strategic Fit– Regions, Growth, Competency
Size
Historic Corporate Performance
Management Capability
Willing Seller
Do-ability
High Probability of Value Add
Desk Top Studies
Detailed Review
Snr Management & Board Governance
Due Diligence

# Woodside Funding Capability



A$Bn
5
4
3
2
1
-
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Projected Funds Available (A$Bn@55% gearing)
Gearing (%)


* Note: Strong cashflow can support project development while not exceeding gearing of 55%. Green bars show cumulative funding in each year after financing existing business, ongoing exploration and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area, Chinguetti, Egret, Mutineer Exeter, Kuda Tasi / Jahal and Blacktip). Projection does not include development scenarios for New Ventures. Projection is based on following oil price assumptions: 2003 US$30.61, 2004 US$26.00, 2005 US$25.00, 2006 US$25.00, and 2007 onwards US$22.00. A$/US$ Exchange rate: 2003 $0.64, 2004 $0.63, 2005 $0.62, 2006 $0.61, and 2007 onwards $0.64.
* Assumes dividend payout ratio of 60%.
* Calculations reflect "Successful Efforts" exploration accounting policy.

# Horizon 3 - Business Development : Summary

- Strong financial capabilities with robust financial ratios
- Disciplined approach to portfolio management
- All opportunities are screened against hurdle rates to compete for capital
- With a large development portfolio, Woodside doesn't need to acquire right now – but the capability to acquire adds another growth dimension
- Continue to screen and evaluate opportunities to provide further growth options

# Appendix

## Commitment to Growth

**19 November 2003**

WOODSIDE

# Company Ticker Information

| | | | |
|---|---|---|---|
| OXY | Occidental Petroleum Corp | ECA | EnCana Corp |
| WPL | Woodside Petroleum Ltd | TLM | Talisman Energy Inc |
| NXY | Nexen Inc | PXD | Pioneer Natural Resources Co |
| APA | Apache Corp | DVN | Devon Energy Corp |
| CNQ | Canadian Natural Resources | APC | Anadarko Petroleum Corp |
| BR | Burlington Resources Inc | UCL | Unocal Corp |
| EOG | EOG Resources Inc | PPP | Pogo Producing Co |
| OEI | Ocean Energy Inc | NFX | Newfield Exploration Co |

Refer slides 4-7

# Gas Strategy

## Commitment to Growth

19 November 2003

**David Maxwell**

Director, Gas Business Unit

WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Woodside's Gas Capability

- **Finder, developer and operator of the "blue chip" NWS Gas Project**
- **A world-class Australian resource base (in addition to NWS reserves):**
  - 13.5 Tcf Scope for Recovery (WPL share) in Otway, Sunrise, Blacktip, Browse Basin & Bass Strait
- **History of LNG and gas marketing success**
  - Western Australia, South-East Australia, Northern Territory, Japan, Korea and China
- **Strong gas field development capability**
- **Track record of sustained high gas supply reliability**
- **Access to and management of new technology**

# International Gas Demand Overview

## Asia grows fastest but Europe and N America are the largest gas markets


19 Tcf
24 Tcf
2003
Europe grows at @3.5% p.a
Asia grows at @7.0% p.a
28 Tcf
29 Tcf
2010
N America grows @ 0.4% p.a
Australia grows @ 4.0% p.a
2003

Source: Wood Mackenzie, ABARE, "AUSTRALIAN ENERGY - National and state projections to 2019-20", June 2003.

WOODSIDE

# Global Gas Reserve Base



Europe
Asia Pacific
Reserves: 388 Tcf
R/P ratio: 118 years
North America


Tcf - Trillion cubic feet
R/P – Reserves to production ratio
Source: Wood Mackenzie

? of whole
Why use 5 (ie where ME + Russia)?

WOODSIDE

# Global Gas Reserve Base


Europe
Russia/CIS
North America
Asia Pacific
Reserves: 388 Tcf
R/P ratio: 118 years


Tcf - Trillion cubic feet
R/P – Reserves to production ratio
**Source: Wood Mackenzie**

WOODSIDE

# Australia's Remaining Natural Gas Potential

**Australia's Total Remaining Expectation Gas Reserves (~150Tcf)**
**0.8% of World Reserves**



Greater North West Shelf (inc Gorgon) 75 Tcf
Browse Basin 30 Tcf
Bonaparte 22 Tcf
NT ~0.19 million
DARWIN
BROOME
Northern Territory
Western Australia
Queensland
Cooper/Eromanga 5 Tcf
South Australia
New South Wa
Victoria
Eastern States Population ~ 16 million
Qld ~3.5 million
BRISBANE
WA~ 1.9 million
PERTH
ADELAIDE
SA ~1.5 million
MELBOURNE
CANBERRA
SYDNEY
NSW ~6.4 million
ACT ~0.31 million
Gippsland/Bass/Otway 8 Tcf
Vic ~4.7 million
Tas ~.47 million
HOBART
Tcf gas remaining
Million people (1999)
Pipelines: Existing
Proposed


WOODSIDE

Source: Woodside estimates, Industry sources.

# South-East Australia Gas Demand/Supply Balance

- Supply shortfall from circa 2014, absent significant new (beyond expectation) discoveries



PJ per annum
1200
1000
800
600
400
200
0
Demand
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Gippsland contracts
Cooper/ Eromanga contracts
Other contracts
Undeveloped Fields/Exploration
Unfulfilled demand


Source : Woodside estimates

Note: Gas market growth for eastern states (all states except Western Australia)

# The Woodside Gas Strategy – The Growth Staircase

## Leverage off the current quality business to continue to build sustained growth in gas

- Deepen and build relations with key gas customers and partners
- Continue to build a sustainable and growing Australian core gas business
  - Develop the full reserve potential of the North West Shelf and pursue further NWS opportunities
  - Commercialise discovered gas in Australia
  - Position for growth beyond the existing core assets
- Build and grow an international gas business
  - Develop the portfolio to supply the growing Europe/USA LNG and gas demand
- Continue to develop our people to compete in a globalising gas industry

# Development of Australia's New Significant Gas Hubs



Existing
Proposed
NT ~0.19 million
DARWIN
BROOME
Northern Territory
Queensland
Western Australia
South Australia
New South Wa
Victoria
Eastern States
Population ~ 16 million
Qld ~3.5 million
BRISBANE
WA~ 1.9 million
PERTH
ADELAIDE
SYDNEY
CANBERRA
NSW ~6.4 million
SA ~1.5 million
MELBOURNE
ACT ~0.31 million
LNG export
Domestic gas
Vic ~4.7 million
Tas ~.47 million
HOBART


WOODSIDE

# Woodside's Australian Gas Resources



Browse Basin
20.49 Tcf (SFR)
WPL approx 50%*
North West Shelf
21.64 Tcf
(Reserves)
WPL approx 20%**
Blacktip
1.08 Tcf (SFR)
WPL 53.85%
Sunrise
7.68 Tcf (SFR)
WPL 33.44%
Otway
(Thylacine / Geographe)
0.85 Tcf (Reserves)
WPL 51.55%
Bass Strait
0.57 Tcf (SFR)
WPL approx 30%
Northern Territory
Queensland
Western Australia
South Australia
New South Wales
Victoria
BRISBANE
SYDNEY
CANBERRA
ADELAIDE
MELBOURNE
HOBART
PERTH


Gas Pipelines:

——— Existing

——— Proposed

SFR – Scope for Recovery

All figures based on dry gas volumes

* Equity varies for different permits

** Equity varies for different products

WOODSIDE

# Panel Discussion



WOODSIDE

# Australian Gas

## Commitment to Growth

19 November 2003

David Maxwell

Director, Gas Business Unit

WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Woodside – Australian Business

## Production Projection



120
100
80
60
40
20
0
MMBoe
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3
Horizon 2
Horizon 1
NWSV T1-4
NWSV Oil
Laminaria
Legendre
Train 5
Otway
Sunrise LNG
Blacktip
Enfield Area
Egret
Mutineer Exeter
Kuda Tasi / Jahal


WOODSIDE

# Woodside – Australian Gas Business



Production Projection
MMBoe
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3
Horizon 2
Horizon 1
NWSV T1-4
Train 5
Otway
Sunrise LNG
Blacktip


WOODSIDE

# Horizon 1 North West Shelf Gas and Liquids

## Woodside ~ 20%* share and Operator

- LNG and Domgas production records in 2003
- Continued outstanding production performance
- Ship 9 to commence LNG deliveries mid-2004
- Train 4 expected start up in mid-2004




Mutineer
Exeter
Hermes
Egret
Eaglehawk
Searipple
Perseus
Goodwyn
Angel
North Rankin
Koast/
Dockrell
Echo/
Yodel
Goodwyn
South
Ishmael/Gaea
Wanaea
Cossack
Legendre/
Legendre South
Iago
Sage
Saffron
Dixon
Tidepole
Cherring
Reindeer/
Caribou
Wilcox
Corvus
Wandoo
Hampton
NORTH WEST SHELF PERMIT MAP
WOODSIDE

- LNG opportunities – Japan (inc extensions), Korea and China
- Train 5 startup 2007/08
- Exploration and 3rd party oil/gas upside

expected

* Equity varies for different products

# Horizon 2 - Otway

## Woodside 51.55% share and Operator

- Geographe and Thylacine 0.85 Tcf gas and 10.7 MMbbl condensate (100% basis)
- Agreement with TXU for sale of Woodside share
- Project approval Q2 2004
- First gas mid-2006



Thylacine
Well Head Platform
Geographe
Subsea tie-back




VIC/P 37(V)
WEL 62.5%, Origin 37.5%
VIC/P 43, T/30 P
WEL 51.55%, Origin 29.75%, Benaris 12.7%, CalEnergy 6%
VIC/P43
T/34P
T/30P
Southern Ocean
Bass Strait
T/34 P
WEL 51.55%, Origin 29.75%, Benaris 12.7%, CalEnergy 6%
Legend:
Woodside Permits


- Awarded prospective new acreage
  - T/34 P : WEL 51.55%
  - VIC/P 37(V) : WEL 62.5%
- Additional market opportunities
- Growth from new discoveries and processing other gas

# Horizon 2 - Blacktip

## Woodside 53.85% share and Operator



Petrel
NT/RL 1
NT 03-1
Tern
NT 02-2
NT 02-3
Timor Sea
WA-313-P
NT 02-4
NT/P-57
Blacktip-1
WA-319-P
WA-279-P
Joseph Bonaparte Gulf
WA-280-P
EP(A) 74
Woodside Operator
Gas Field
Western Australia


- 1.08 Tcf gas and 1.7MMbbl condensate (Scope for Recovery 100% basis)
- Purchased Shell's interest in January 2003
- Heads of Agreement with Alcan for 40PJ/year for 20 years from 2007 signed in June 2003



GOVE
DARWIN
Existing Gas Pipeline
KATHERINE
MATARANKA
DALY RIVER
WELLHEAD PLATFORM
Joseph Bonaparte Gulf
ONSHORE GAS PLANT
WYNDHAM
KUNUNURRA
Timor
JPDA
BLACKTIP
W.A.
N.T.


- Project approval in 2004 and start-up in 2007
- Pursuing additional market opportunities
- Exploration and processing third party gas opportunities

WOODSIDE

# Horizon 2 - Sunrise

## Woodside 33.44% share and Operator


Dili
West Timor
Timor Leste
JPDA
Bayu-Undan
Sunrise
Troubadour
Woodside Permits
Existing Pipelines
Proposed Pipelines
Gas Fields
Petrel
Tern
Blacktip
DARWIN
Katherine
Mataranka
Gove
WESTERN AUSTRALIA
NORTHERN TERRITORY
0
200
Kilometres

- 7.68 Tcf dry gas and 299 MMbbl condensate (Scope for Recovery 100% basis)
- Evaluating floating LNG and onshore LNG
- Offshore development & onshore environmental approvals
- Pursuing Asia and USA LNG supply opportunities for start-up circa 2010
- Competitive with other projects

# Horizon 3 - Browse

## Woodside approx. 50%* share and Operator

- Scott Reef, Brecknock and Brecknock South located 275 to 325 kilometres offshore in 450-550m water depth
- First field discovered in 1971
- 20.49 Tcf gas and 311 MMbbl condensate (Scope for Recovery - Woodside share 9.65 Tcf and 142 MMbbl)
- Market opportunities are LNG and Eastern Australia Domestic Gas
- Aggregate Browse reserves ~ 30 Tcf Woodside and others
- Start-up technically possible from 2011
- Australia's 3rd LNG/gas hub – supporting 10mtpa LNG and 200 PJ/year Domestic Gas
- Larger than the NWS for Woodside



Map Area
Western Australia
Scott Reef
WA-33-P
Brecknock
Adele Is.
Cape Leveque
Emeriau Point
Broome
Western Australia


WOODSIDE * Equity varies for different permits (50% WA-33-P, 25% WA-275-P)

# Woodside - Australian Gas

- In the past 12 months
  - Construction of NWS Train 4, 2nd Trunkline and Ship 9
  - New LNG contracts with Japan, China and Korea
  - Developing Otway and secured new prospective acreage
  - Secured Blacktip/Alcan HoA and development being pursued
  - Confirmed Sunrise LNG competitive and secured environmental approvals
  - Identified Browse development concepts
- In the next 12 months
  - Start-up NWS Train 4 and 2nd Trunkline and receive Ship 9
  - Project approvals on Otway and Blacktip
  - Pursue NWS, Otway, Blacktip market and gas reserve growth opportunities
  - Negotiate with Sunrise LNG customers
  - Pursue customers for Browse

# Australian Oil

## Commitment to Growth

19 November 2003


Duncan Clegg

Acting Director - Oil Business Unit


WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Australian Business

## Production Projection



MMBoe
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3
Horizon 2
Horizon 1
NWSV T1-4
NWSV Oil
Laminaria
Legendre
Blacktip
Train 5
Otway
Sunrise LNG
Kuda Tasi / Jahal
Enfield Area
Egret
Mutineer Exeter


WOODSIDE

# Australian Oil – Commitment to Growth



Production Projection
120
100
80
60
40
20
0
MMBoe
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3
Horizon 2
Horizon 1
NWSV Oil
Laminaria
Legendre
Kuda Tasi / Jahal
Enfield Area
Egret
Mutineer Exeter


WOODSIDE

# Australian Oil – Commitment to Growth

**Horizon 1 – Building Our Existing Business**

- Laminaria - Corallina 2 start up Q1 2004
- Legendre - Pursue infill opportunities 2004
- North West Shelf - Optimise production

**Horizon 2 – Driving Our Discoveries To Value**

- Kuda Tasi & Jahal - Start up 2nd half 2005
- Mutineer Exeter (Santos operated) - Start up mid-2005
- Enfield - Start up October 2006
- Stybarrow / Laverda
- Vincent
- North West Shelf - Egret & Dixon

next time say Q4 2006 or late 2006 -

**Horizon 3 – Creating New Business**

- North West Shelf - Demeter 3D seismic acquisition
- Timor Sea - 3D seismic & exploration - 2004
- Enfield Area - Further exploration

WOODSIDE

# Australian Oil:
# Key Australian Oil Provinces



Dili
Kupang
Laminaria / Corallina
Jahal / Kuda Tasi
Australia / Indonesia Boundary
Darwin
Wyndham
Derby
Broome
N.T.
Mutineer / Exeter
Wanaea / Cossack
Legendre
Karratha
Western Australia
Exmouth
Enfield Area
0
500
kilometres


WOODSIDE

Source: WEL and industry data

# Horizon 1 – North West Shelf Oil

- Wanaea- Cossack, Lambert-Hermes field optimisation opportunities
- Better than expected production
- Acquiring new 3D seismic to support drilling opportunities



Cossack Pioneer

WOODSIDE

# Demeter Hi-Fi 3D Survey (3500km$^2$) : Unlocking further value from the NWSV



MUTINEER
EXETER/MUTINEER
EXETER
WA-191-P (1)
HERMES
EGRET
LAMBERT
ANGEL
WA-1-P (1)
TALISMAN
PERSEUS
SEARIPPLE
N.RANKIN
MONTAGUE
NRA
COSSACK
COSSACK
FORESTIER
GOODWYN
GWA
GAEA/
ISHMAEL
WANAEA
LEGENDRE
LEGENDRE
ECHO/YODEL
ECHO/
YODEL
WA-208-P
DIXON
HAYCOCK
SAGE
SAFFRON
WILCOX
CHERRING
REINDEER
WANDOO
WANDOO
HAMPTON
CORVUS
0
25
kilometres
Datum: WGS84
116°E
117°E
19°30'S
20°S
Legend:
Woodside Operator
Woodside Participant
Gas Fields
Oil Fields
Prospects
Facilities
Pipelines

# Horizon 1 – Legendre Area



- Declining production as expected
- Completed one infill well during 2003
- Further infill well being assessed for 2004



Ocean Legend

WOODSIDE

# Horizon 2 – Mutineer - Exeter

- Joint Venture operated by Santos
- WEL share 8.2%
- Project approved
- Start up in mid-2005



FPSO
Offtake Tanker
Exeter Field


| Project approved Q4 | | First Oil Mid-2005 | | |
|---|---|---|---|---|
| 2003 | 2004 | 2005 | 2006 | 2007 |

# Horizon 1 – Laminaria Area

- **Declining production as expected**
- **Focus on cost**
  - Operating costs down from $50m to $40m in 2003
  - Looking for further decreases
- **Focus on increasing production**
  - Corallina 2 before year-end
  - Assessing near-field opportunities
- **No compromise of Health Safety and Environment standards**


LAMINARIA AREA
DISCOVERIES & PROSPECTS
JPDA 03-01
KUDA TASI
JAHAL
CORALLINA
Northern Endeavour FPSO
LAMINARIA
AC/L5
WA-18-L
Oil
Prospects / Leads
kilometres

WOODSIDE

# Horizon 2 – Kuda Tasi & Jahal

- Kuda Tasi discovered 2001
- Woodside Share 40%
- Production Period 5 - 7 yrs
- Project approval in Q2 2004, subject to timing and success of appraisal drilling
- Start up 2nd half, 2005


FPSO
Offtake Tanker
LEGEND
Production
Gas Injection / Lift
Electro-Hydraulic Control Umbilical

Final Investment Decision Q2

First Oil

2003 | 2004 | 2005 | 2006 | 2007

# Horizon 2 – Enfield Area

## Enfield Project

- Key platform for Woodside growth
- Designed to produce 100kbopd
- 100% Woodside equity


FPSO
LEGEND
Production
Gas Injection / Lift
Water Injection
Electro-Hydraulic Control Umbilical



- Project team in place
- On track for project approval in Q1, 2004
- Start up ~October, 2006

better

# Horizon 2 – Enfield Area

## Enfield Development Plan

- 3 horizontal & 2 vertical production wells
- 6 vertical water injection wells
- 2 vertical gas injection wells
- Artificial gas lift
- Production rate 100kbopd
- Production period 12 to 13 years



0
1
2
kilometres
LEGEND
Horizontal Production Well
Vertical Production Well
Water Injection Well
Gas Injection Well


Final Investment Decision Q1 (2004) — Q4 (2006)

| 2003 | 2004 | 2005 | 2006 | 2007 |
| --- | --- | --- | --- | --- |

WOODSIDE

# Horizon 2 – Enfield Area

## Stybarrow – Laverda

- Stybarrow appraisal planned (BHP operated)
- Possible tieback to Enfield or 2nd FPSO in the area

## Vincent

- Establish economic viability
- Focus on well feasibility and cost reduction



RESOLUTION
WA-255-P (2)
(BHPB 50%
WEL 50%)
Eskdale Updip
STYBARROW
Grasmoor
Indian
Triumph
WA-271-P
(WEL 100%)
Bultaco
LAVERDA
Panther
Nimbus
Stainton
NOVARA
Minarelli
VINCENT
Cimatti
Parilla
Dragonfly
Knott/
Tiger
Cagiva
ENFIELD
SCAFELL
RAVENSWORTH
WA-155-P (1)
WA-320-P
WA-264-P
MACEDON
PYRENEES
WA-12-R
TP/9
EP 342 (2)
Marine Park
kilometres
Datum: WGS 1984
Legend:
Oil Fields
Gas Fields
Area of tie-back potential
Active Prospects
Woodside Permit Interests


WOODSIDE

# America

## Commitment To Growth

19 November 2003


Agu Kantsler

Director


WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Why Explore in the USA ?

1 Significant undiscovered resource base
   - 12th largest oil reserves, 5th largest gas reserves
   - Undiscovered potential 30bboe offshore, 500 Tcf gas onshore

2 Largest energy market in the world and growing
   - Largest producer, consumer & net importer of energy
   - Approximately 21 Tcf of gas consumption in 2001
   - Gas price upside

3 Rapid life cycle discovery to production due to extensive infrastructure network

4 Low country risk, one of the worlds most favourable fiscal regimes
   Well developed regulatory framework

5 Ability to combine medium to long term growth aspirations in GoM deepwater with near-term cash flow and production from GoM Shelf

# Horizon 2 – Potential Opportunities

## Neptune Area

- 20% interest earned by drilling Neptune-3 in early 2002.
- Neptune-3 successful: 130 ft net oil in SW
- Neptune-4 late 2002: unsuccessful test of NW flank
- Neptune-5 mid 2003: >500 ft net oil pay
- Kansas updip prospect remains attractive



-1200
K2 I Timon
Kansas
Holstein
Shenzi
Neptune
Atlantis
-1600
-2000
Mad Dog
0
20
Kilometres
Woodside Permits
Oil Fields
Gas Fields




Texas
Louisiana
New Orleans
Houston
Area of Interest
0
200
Kilometres
Gulf of Mexico

# Neptune Oil Field

- Development prospects boosted with successful Neptune-5 appraisal
- Neptune-5 is 3rd appraisal well drilled since our farm-in
- Net oil column is significantly larger than that of previous wells
- Preliminary evaluation indicates relatively good quality oil

**Next Steps : JV assessing development options for Neptune**



Possible Northern Extent
Neptune-1
Neptune-5
Neptune-2
Neptune-4
Neptune-3
Oil
Salt
Untested
Source: modified from BHPBilliton
400-19612-1


WOODSIDE

# Horizon 3 – Potential Opportunities

GoM Shelf

- Short discovery to RFSU time
- Texas Shelf Portfolio – Midway


A
B
Producing Gas Field (Shell)
Producing Gas Field (Pioneer)
Midway


A
Producing Gas Field (Shell)
SHEL A24L 3
MESA A39L 4
GULF A40L A-2
Producing Gas Field (Pioneer)
A
39A
Seismic Line
A
B
51A
4600
Midway

Contours in milliseconds

RFSU

# Horizon 3 – Potential Opportunities

## GoM Shelf : Louisiana Opportunity



Houston
Texas
Lower Miocene
Middle Miocene
Upper Miocene
Pliocene
Pleistocene
Lower Miocene
Middle Miocene
Phase 48
21,000 miles
Phase 50
30,000 miles
In Progress
0
100
200
kilometres
TGS Phase 48 2D survey
TGS Phase 50 2D survey


Partnering with experienced players to gain

- Access to regional knowledge base
- Purchase of 48,000 km of newly acquired long offset 2D and 300 blocks of newly acquired 3D
- Positioning for March 2004 and subsequent bid rounds

# Horizon 3 – Deepwater Exploration

- 45,000 km of deepwater 2D seismic
- 41,000 sq.km of deepwater 3D seismic
- Pro-active farm-ins as significant deepwater leases approach expiry
- Prepare for re-licensing
  - Seismic technology
  - Regional interpretation and lead identification



Texas
Louisiana
Houston
New Orleans
Phase 48
Phase 50
Phase 46
Phase 45
0
100
200
kilometres
Gulf of Mexico
Woodside Acreage
3D Seismic
2D Seismic
PSDM Areas


WOODSIDE

# Ownership of Deepwater Leases


2000 - 2001
Mississippi
Alabama
Louisiana
Florida
Texas
Leases with at least 50% major ownership
Leases with at least 50% nonmajor ownership

- Pro-active farm-ins as significant deepwater leases approach expiry

- Prepare for re-licensing
  - Seismic technology
  - Regional interpretation and lead identification

Deepwater Lease Expiries


Number of Leases
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Source: MMS

# Gulf of Mexico 2004 Activities




Louisiana
New Orleans
Houston
Texas
Phase 48
Phase 50
Phase 45
Phase 46
0 100 200
Kilometres
Gulf of Mexico
Woodside Acreage
3D Seismic
2D Seismic
PSDM Areas

**Deepwater**

- Regional studies
- Mature opportunities in existing 3D areas
- Pre-stack depth migration reprocessing of selected regional 3D datasets
- Build acreage position via deals with major leaseholders
- Neptune appraisal
- 1 Deepwater well

**Shelf**

- Regional studies
- Mature and drill Pioneer portfolio
- Build significant position on the Louisiana Shelf
- 4 Shelf wells

**Continue to screen business development opportunities**

# Africa

## Commitment to Growth

19 November 2003

**Ian Jackson**

Director, Africa Business Unit

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Africa Strategy


Woodside's Capabilities
Global Opportunities
Distinctive Competitive Strategies

- Matching Woodside capabilities with global opportunities has highlighted Africa as a continent providing balance to our Australian heartland
- Low risk Proven Provinces – North Africa
- Frontier Deepwater plays – Mauritania, Canary Islands, Kenya

# Africa Track Record

- Mauritania acreage secured in 1999
- Algeria entry in 2000
- Chinguetti oil field discovered in 2001
- Banda oil and gas field discovered in 2002
- Canary Islands exploration acreage secured in 2002
- Kenya exploration acreage secured in 2003
- Ohanet gas liquids production commenced October 2003
- Chinguetti production tested 2003
- Tiof oilfield + gas discovered in 2003

# Africa Assets – Business Strategies


Algeria
Canary Islands
Mau
Kenya
Proven Provinces
- Non-Operator
Frontier Acreage
- Operator
- Non-operator

**Horizon 1**

- Ohanet production

**Horizon 2**

- Bring Chinguetti on-stream in Mauritania end-2005

**Horizon 3**

- Secure opportunities in North Africa
- Explore for further commercial oil accumulations in Mauritania
- Commercialise Banda and follow-up gas in Mauritania
- Test frontier deepwater plays with seismic to enable drill or exit decisions

WOODSIDE

# Horizon 1 - Algeria Production



## Ohanet Gas Liquids Production

- Woodside 15% equity, BHPB Operator
- 1,200km from coast in Sahara Desert
- Revenue derives from condensate and LPG production over 8-12 years
- Production commenced 27 October 2003 within schedule and budget
- Woodside share production in 2004 ~6kboe/d



WOODSIDE

# Horizon 3 - Algeria Growth

## Business Development Opportunities

- Pursue brownfield opportunities to build on Ohanet business


Spain
Ages
Tunis
Morocco
AFRICA
Algeria
Tunisia
401d
Ohanet
Libya


Ohanet Ordovician (5 wells)
In Adaoui Devonian (1 well)
Dimeta West Devonian (14 wells)
Ohanet Ordovician (12 wells)
Gas Treatment Plant
Ohanet Gas Cap Devonian (6 wells)
Ohanet Ordovician (3 wells)
Ohanet Gas Cap Devonian (6 wells)
0
10
kilometres


Block 401d
50km

## Exploration

- 640 sq km 3D seismic acquired in 2003 on Block 401d; two wells planned in 2004
- Pursue other greenfield opportunities

WOODSIDE

# Horizon 2 - Mauritania Development

## Chinguetti Appraisal-Early Development Well

- Discovered good quality sands, 100m hydrocarbon column, 38m net sand
- Installed completion equipment – including sand control measures
- Production test results:
  maximum rate 15680 bpd over 128/64" choke
  stable rate 11500 bpd over 72/64" choke
- High productivity, no sand production


Appraisal-Early Development Well Flow Test

## Banda gas development

- Further studies under consideration

WOODSIDE

# Horizon 2 - Mauritania Development

- Woodside 35% and Operator
- Discovery well drilled 2001
- Declaration of Commerciality target before year-end
- Project approval mid 2004 and first oil targeted for late 2005
- Development concept uses FPSO with capacity 50-75kbopd



Turret Moored FPSO
(Notional Configuration Only)
Loading
Tanker
Mooring Lines & Anchors
(Notional Configuration Only)
W 13
North
Production
Gas Lift
Production
EHU
SW
W 16
SE
Gas Injection Well
Chinguetti Field
W 15
W 11


WOODSIDE

# High Quality 3D Seismic

- Hydrocarbon indications on seismic
- Good resolution of the subsurface
- An example of one of our competitive strengths



**3D seismic compilation over the Chinguetti field**

# Horizon 3 - Mauritania Exploration



OCT 2
OCT 1B
V 1
6
5
4
3
2
Pouné
Coppolani 1
Tiof
Nouakchott
[redacted]
Mto 3
Chinguetti
2000
Salt Province
Tevét Deep
Tevét Shallow
Discoveries
2003 drilling candidates: Tertiary
2003 drilling candidates: Cretaceous


- Two exploration wells to be drilled Q4 2003:
  - Tiof (Miocene), 20km North of Chinguetti, encountered 48m gross gas column overlying minimum 38m of gross oil column
  - Pouné (Cretaceous), 40km North-East of Chinguetti
- Evaluation of potential tie-back opportunities in Chinguetti area for drilling in 2003/2004 – eg Tevét, 10km to East of Chinguetti

# Horizon 3 - Mauritania Exploration


Mto 3
Discoveries
Tie-back candidates
Miocene canyon systems



- Miocene channel systems have proven highly successful
- Three structures drilled to date, all have encountered significant hydrocarbons - Chinguetti (2001), Banda (2002), Tiof (2003)
- A number of possible tie-back drilling candidates exist within these channel systems
- Tiof is the latest success

# Horizon 3 – Frontier Options



Canary Islands
Algeria
Mau
Kenya
Proven Provinces
- Non-Operator
Frontier Acreage
- Operator
- Non-operator


**Canaries**

- 30% non-operated position
- 3D Seismic acquired
- First exploration well in 2004

**Kenya**

- 40-50% operated position
- Regional 2D Seismic interpretation
- Decision to proceed to 3D seismic or drilling late 2004

WOODSIDE

# Africa Business - Way Forward

**Focused Growth**

- Build North Africa business
- Deliver Chinguetti
- Assess Tiof
- Continue to screen frontier deepwater opportunities and de-risk with seismic to enable drill or exit decisions



Production Projection
MMBoe
0
20
40
60
80
100
120
2003
2004
2005
2006
2007
2008
2009
2010
Horizon 3
Horizon 2
Horizon 1
Ohanet
Chinguetti


WOODSIDE

82.2280

# Wrap-up – Panel discussion

## Commitment to Growth

**19 November 2003**

## Keith Spence

**Acting CEO**

WOODSIDE

# Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

# Target top quartile TSR

- Across three horizons
- In 3 regional focus areas


Africa
Australia &
Asia
America

# Commitment to growth

- Numerous projects identified
- Production increases from 2003/04
- Commit to 6-8 projects in 2004
- Production by 2007 over 100 MMboe



MMBoe
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010


WOODSIDE

# Capacity to Deliver - Financial Strength

- Strong balance sheet
- Proven track record of growth

| Annualised growth rates in percent pa | 1992 - 2002 |
|---|---|
| Production | 12% |
| Earnings per share | 28% |
| Dividends per share | 23% |
| Return on average capital employed | 16% |
| Cash flow | 19% |
| Share price | 14% |

| | |
|---|---|
| Average Total Shareholder Return | 17%[1] |

WOODSIDE

[1] Source : Bloomberg, 10yr TSR with gross dividend re-invested

# Panel discussion

Target top quartile TSR

Commitment to growth

Capacity to deliver

WOODSIDE

# Appendix

## Commitment to Growth

19 November 2003

WOODSIDE

# Identified Projects

| Project | FEED | FID | RFSU | Equity % |
|---|---|---|---|---|
| Corallina-2 | ✓ | ✓ | Q1, 2004 | 50.0 |
| Train 4 | ✓ | ✓ | Mid-2004 | 16.67 |
| Mutineer-Exeter | ✓ | ✓ | Mid-2005 | 8.2 |
| Enfield Phase 1 | ✓ | Q1, 2004 | Oct-2006 | 100.0 |
| Thylacine-Geographe | ✓ | Q2, 2004 | Mid-2006 | 51.55 |
| Kuda-Tasi – Jahal | ✓ | Q2, 2004 | 2nd Half-2005 | 40.0 |
| Chinguetti | Q1, 2004 | Mid-2004 | Late-2005 | 35.0 |
| Blacktip | Q1, 2004 | Q4, 2004 | 2007 | 53.85 |
| Egret | Q2, 2004 | Q4, 2004 | Mid-2006 | 33.3 |
| Train 5 | Reviewing | Reviewing | 2007/08 | 16.67 |
| Neptune | Reviewing | Reviewing | Reviewing | 20.0 |
| Sunrise | Reviewing | Reviewing | 2010 | 33.44 |

FEED: Front-end engineering design, FID: Final investment decision, RFSU: Ready for start-up

WOODSIDE